Exhibit 21.1

WISCONSIN ELECTRIC POWER COMPANY
SUBSIDIARIES AS OF DECEMBER 31, 2016

The following table includes the subsidiaries of WE, an electric, natural gas, and steam utility incorporated in the state of Wisconsin, as well as the percent of ownership, as of December 31, 2016. WE is a subsidiary of WEC Energy Group, Inc.

Subsidiary	State of Incorporation or Organization	Percent Ownership

ATC Management, Inc. *	Wisconsin	26.24%
American Transmission Company LLC *	Wisconsin	23.04%
Bostco LLC	Wisconsin	100%

*	On January 1, 2017, we transferred our ownership interest in ATC Management, Inc. and American Transmission Company LLC to to another subsidiary of WEC Energy Group.